SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTURY PROPERTIES FUND XIV

(Name of Subject Company)
CENTURY PROPERTIES FUND XIV

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Schedule 14D-9 relates to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Fund 5, LLC, MP Income Fund 16, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MP Value Fund 7, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 64,530 units of limited partnership interest (“Units”) of Century Properties Fund XIV, at a price of $40.00 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of April 26, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”).
ITEM 1. SUBJECT COMPANY INFORMATION.
          The name of the subject company is Century Properties Fund XIV, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
          The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of April 26, 2007, 64,806 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
          This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s general partner is Fox Capital Management Corporation (the “Managing General Partner”), a California corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
          This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $40.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on April 26, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all partnership activities. The Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.

          Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $134,000 and $123,000 for the years ended December 31, 2006 and 2005, respectively.
          Affiliates of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $79,000 and $70,000 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, approximately $60,000 of these reimbursements remain unpaid.
          Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No such fees were earned or paid to the Managing General Partner during the years ended December 31, 2006 or 2005, as there were no distributions from operations.
          An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the year ended December 31, 2006, an affiliate of the Managing General Partner exceeded this credit limit and advanced approximately $710,000 to fund capital improvements and operating expenses at Sun River Apartments. These advances accrue interest at the prime rate plus 2% (10.25% at December 31, 2006). Interest expense for the year ended December 31, 2006 was approximately $37,000. During the year ended December 31, 2006, the Partnership made payments of principal and accrued interest of approximately $32,000 and $1,000, respectively, with cash from operations. There were no advances made to the Partnership or associated accrued interest during the year ended December 31, 2005. At December 31, 2006, the total outstanding advances and accrued interest are approximately $714,000. Subsequent to December 31, 2006, an affiliate of the Managing General Partner advanced approximately $45,000 to the Partnership to fund operating expenses at Sun River Apartments.
          The Partnership insures its property up to certain limits through coverage provided by an affiliate, Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers compensation, property casualty, general liability, and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the years ended December 31, 2006 and 2005, the Partnership was charged by AIMCO and its affiliates approximately $59,000 and $36,000, respectively, for insurance coverage and fees associated with policy claims administration.
          In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 45,811.05 limited partnership units (the “Units”) in the Partnership representing 70.69% of the outstanding Units at April 26, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 70.69% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. However, Riverside Drive LLC, an affiliate which owns 26,610.05 of the Units, is required to vote its Units: (i) against any proposal to increase the fees and other compensation payable by the Partnership to the Managing General Partner and any of its affiliates; and (ii) with respect to any proposal made by the Managing General Partner or any of its affiliates, in proportion to votes cast by third party Unit holders. Except for the foregoing, no other limitations are imposed on Riverside’s or any other of AIMCO’s affiliates’ right to vote each Unit held. Although the Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
          Neither of the Managing General Partner’s directors is independent under the independence standards established for New York Stock Exchange listed companies as both directors are employed by the parent of the Managing General Partner.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
          The information set forth in the Letter to the Unit holders, dated as of May 8, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
          Not applicable.
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
          AIMCO Properties, L.P., an affiliate of the Managing General Partner and AIMCO, initiated a tender offer for the Units on March 30, 2007, pursuant to an Offer to Purchase, dated as of March 30, 2007, and a related Letter of Transmittal, copies of which were filed with the SEC on March 30, 2007. AIMCO Properties, L.P. is offering to buy all of the Units tendered by each limited partner at a price of $45.00 per Unit, raised from its original offer price of $30.72 per Unit. This tender offer will expire on May 30, 2007, unless the deadline is extended.
          On March 15, 2007, AIMCO Properties, L.P. purchased 5 Units at a price of $13.21 per Unit in a private transaction.
ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
          Not applicable.

ITEM 8. ADDITIONAL INFORMATION.
          The information set forth in the Letter to the Unit holders, dated as of May 8, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.

(a)(1)	Letter to the Unit Holders of the Partnership, dated May 8, 2007.
(e)	Not applicable.
(g)	Not applicable.

SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 8, 2007

CENTURY PROPERTIES FUND XIV
By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President